Exhibit 7.03

Execution Version

The Board of Directors

Noah Education Holdings Ltd.

Unit F, 33rd Floor, NEO Tower A

Futian District, Shenzhen

Guangdong Province 518040

People’s Republic of China

December 24, 2013

Dear Members of the Board of Directors,

We, Jointly Gold Technologies Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands, First Win Technologies Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands, Global Wise Technologies Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands, Sunshine Nation Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands, Du Qicai, and MSPEA Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("MSPEA" and, collectively, the "Consortium Members"), are pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the issued and outstanding ordinary shares of Noah Education Holdings Ltd. (the "Company") and the American Depositary Shares of the Company ("ADSs", each ADS representing one ordinary share of the Company), in both cases, that are not already owned by us in a "going private" transaction on the principal terms and conditions described in this letter (the "Transaction").

We believe that our Proposal of US$2.80 per ordinary share or per ADS of the Company, as the case may be, in cash provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 24.4% to the closing price of the Company’s ADSs on December 23, 2013, a premium of 21.5% to the volume-weighted average closing price of the Company’s ADSs during the last 30 trading days, a premium of 32.3% to the volume-weighted average price during the last 90 trading days, and a premium of 49.0% to the volume-weighted average price during the last 180 trading days.

Set forth below are the key terms of our Proposal.

I. Consortium

The Consortium Members have entered into a consortium agreement pursuant to which we will form an acquisition vehicle (the “Acquisition Vehicle”) for the purpose of implementing the Transaction, and have agreed to work with each other exclusively in pursuing the Transaction. Please also note that the Consortium Members who own ordinary shares and/or ADSs of the Company are currently interested only in pursuing the Transaction and are not interested in selling their shares and/or ADSs in any other transaction involving the Company. The Consortium Members directly and indirectly beneficially own approximately 59.3% of the issued and outstanding ordinary shares and ADSs of the Company on the date hereof.

II. Transaction and Purchase Price

We propose to acquire all of the issued and outstanding ordinary shares and ADSs of the Company not already owned by us at a purchase price equal to US$2.80 per ordinary share or per ADS, as the case may be, in cash through a one-step merger of a subsidiary of the Acquisition Vehicle (the “Merger Sub”) with and into the Company.

III. Sources of Financing

We intend to finance the Transaction with equity capital provided by the Consortium Members. All Consortium Members who are existing shareholders of the Company intend to roll over their equity in the Company to the Acquisition Vehicle. Cash consideration for the acquisition will be funded or arranged by MSPEA.

IV. Due Diligence

We will require a timely opportunity to conduct customary due diligence on the Company. We believe that we will be in a position to complete due diligence in a timely manner and in parallel with discussions on definitive agreements.

V. Definitive Documentation

Consummation of the Transaction would require negotiation and execution of a definitive merger agreement, as well as other customary agreements for a transaction of this nature, each containing terms and conditions appropriate for transactions of this type. We have retained Skadden, Arps, Slate, Meagher & Flom LLP as international legal counsel to the Consortium Members and are prepared to provide draft agreements promptly.

VI. Confidentiality

We are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

VII. Process

We believe that the Transaction will provide superior value to the Company's public shareholders. We recognize that the board of directors will evaluate the Proposal independently before it can make a decision to endorse it. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

VIII. About MSPEA

MSPEA is a vehicle controlled by Morgan Stanley Private Equity Asia IV, L.P., a fund managed by Morgan Stanley Private Equity Asia, the private equity arm of Morgan Stanley. Morgan Stanley Private Equity Asia is one of the leading private equity investors in Asia Pacific, having invested in the region for over 20 years. The team has invested approximately US$2.5 billion in Asia, primarily in highly structured minority investments and control buyouts in profitable, growth-oriented companies with a significant majority of the investments sourced on a proprietary basis. Morgan Stanley Private Equity Asia has an experienced investment team led by senior professionals with extensive networks, in-depth market knowledge and the ability to apply international investment principals within each local context. Morgan Stanley Private Equity Asia has offices located in Hong Kong, Shanghai, Mumbai, Seoul, Tokyo and New York.

IX. Miscellaneous

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

X. Public Disclosure

In light of United States securities law requirements, if applicable, Consortium Members who are existing Company shareholders will make a filing with the Securities and Exchange Commission on Schedule 13D in which this letter will be publicly disclosed.

* * * * *

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact Mr. Dong Xu at +86 755 8288 9100 or Mr. Ryan Law of MSPEA at +852 2848 8875, each a representative of the Consortium Members. We look forward to hearing from you.

Sincerely,

Jointly Gold Technologies Limited

By:	/s/ Xu Dong
	Name:	Xu Dong
	Title:	Director

First Win Technologies Limited

By:	/s/ Tang Benguo
	Name:	Tang Benguo
	Title:	Director

Global Wise Technologies Limited

By:	/s/ Wang Xiaotong
	Name:	Wang Xiaotong
	Title:	Director

Sunshine Nation Limited

By:	/s/ Du Siyuan
	Name:	Du Siyuan
	Title:	Sole Director

Du Qicai

By:	/s/ Du Qicai

MSPEA Education Holding Limited

By:	/s/ Samantha Jennifer Cooper
	Name:	Samantha Jennifer Cooper
	Title:	Sole Director

[Signature Page to Proposal Letter]